NOKIA CORPORATION

Karaportti 3

FI-02610 Espoo Finland

November 12, 2015

VIA EMAIL & EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christina E. Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Re:	Nokia Corporation (the “Company”)
Registration Statement on Form F-4 (File No. 333-206365)

Dear Ms. Chalk:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we respectfully request that the effective date of the Registration Statement on Form F-4 (File No. 333-206365) be accelerated by the Securities and Exchange Commission (the “Commission”) to 10:00 Eastern Standard Time on November 13, 2015 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Denis Klimentchenko of Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s counsel, at +44 20 7519 7289, and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Riikka Tieaho
Name:	Riikka Tieaho
Title:	Vice President, Corporate Legal

By:	/s/ Jaakko Sulander
Name:	Jaakko Sulander
Title:	Director Mergers & Acquisitions Legal

[Signature Page to Acceleration Request]

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